INTERNATIONAL TOWER HILL MINES LTD.
(the “Company”)

Request for Annual and/or Interim Financial Statements and related Management’s
Discussion and Analysis

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a copy of the Company’s annual financial statements and related Management’s Discussion and Analysis (“MD&A”), interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:

INTERNATIONAL TOWER HILL MINES LTD.
Suite 2300 – 1177 West Hastings Street
Vancouver, BC V6E 2K3

The undersigned Securityholder hereby elects to receive:

[ ]	Interim Financial Statements for the first quarter ended March 31, 2012, second quarter ended June 30, 2012 and third quarter ended September 30, 2012, and the related MD&A;

[ ]	Annual Financial Statements for the fiscal year ended December 31, 2012 and related MD&A; or

[ ]	BOTH – Interim Financial Statements and related MD&A and the Annual Financial Statements and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year in order to receive the documents indicated above.

Name:

Address:

Postal Code:

I confirm that I am a registered/beneficial (circle one) shareholder of the Company.

Signature of
Securityholder: ________________________________________     Date: _________________________________

CUSIP: 46050R102